Exhibit 99.1

IperionX Announces Pricing of Public Offering of American Depositary Shares

South Boston, VA, July 7, 2026 - IperionX Limited (“IperionX” or the “Company”) (Nasdaq:IPX; ASX:IPX) today announced the pricing of an underwritten public offering of 2,275,000 of its American Depositary Shares (“ADSs”), with each ADS representing 10 of its ordinary shares (“Public Offering”), at a price per ADS to the public of $21.98, for aggregate gross proceeds of approximately $50 million, before deducting underwriting discounts, commission and estimated offering expenses payable by the Company. The Public Offering was led by U.S. institutional investors and is expected to close on July 9, 2026, subject to customary closing conditions.

Proceeds from the Public Offering will be used to continue the commercialization and scale-up of certain of our titanium and metal alloy production technologies, including continued scale-up and expansion of the Company’s Titanium Manufacturing Campus in Virginia and associated titanium metal research and development activities, continued development of the Camden-Titan Project in Tennessee, and for general corporate purposes.

Cantor is acting as sole book-running manager for the Public Offering. Roth Capital Partners and B. Riley Securities are acting as co-managers for the Public Offering.

A shelf registration statement on Form F-3 (File No. 333-273519) was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2023 and declared effective on August 9, 2023. The Public Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus related to the Public Offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov and on the ASX’s website at http://www.asx.com.au. A final prospectus supplement related to the Public Offering will be filed with the SEC and made available on the SEC’s website at http://www.sec.gov and on the ASX’s website at http://www.asx.com.au. Copies of the final prospectus supplement, when available, and the accompanying prospectus relating to the Public Offering may be obtained from Cantor, Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, Email: prospectus@cantor.com.

The 22,750,000 ordinary shares that are to represent the ADSs will be issued using the Company’s placement capacity in accordance with Listing Rule 7.1.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements with respect to the anticipated closing date of the Public Offering and the anticipated use of proceeds from the Public Offering. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Factors that may cause such differences include, but are not limited to: prevailing market conditions, whether or not the Company will be able to consummate the Public Offering; management’s broad discretion in the use of proceeds from any sale of ADSs; and risks related to the other matters described in the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About IperionX

IperionX aims to be a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions. IperionX’s award-winning patented technology portfolio enables high strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process. Using its technologies, IperionX has now transitioned to be a growing commercial producer of titanium metal products in the United States.

IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.

For further information, contact:

T: +1 980 237 8900
E: info@iperionx.com